UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

Pursuant to article 12, 6th paragraph, of CVM Ruling No. 358, dated January 3, 2002, as amended, Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) informs that, in continuation of the Notice to the Market of November 1, 2010, it received a notice, on November 7, 2013, from Qatar Holding LLC (“Qatar Holding”), controlling entity of Qatar Holding Luxembourg II S.à r.l. (“QHL”), informing that, on October 29, 2013, QHL exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of USD 2,718,800,000 (“Exchangeable Bonds”), acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander, S.A. (“Santander Spain”), as issuer, and QHL, as purchaser (“Exchangeable Bonds Purchase Agreement”).

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Santander Spain 190,030,195 American Depositary Shares – “ADS” issued by Santander Brasil. Therefore, and considering the 6,431,575 ADS issued by Santander Brasil currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADS of Santander Brasil as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Company.

For purposes of complying with article 12, 2nd paragraph, of CVM Ruling No. 358, dated January 3, 2002, as amended, Qatar Holding requested that Santander Brasil informs CVM and BM&FBovespa, as applicable, the following:

(i)              Qatar Holding is established as a limited liability company in the Qatar Financial Centre, with address at Q-Tel Tower, West Bay, PO Box 23244, Doha, Qatar;

(ii)             On October 29, 2013, QHL exercised its exchange rights in connection with the Exchangeable Bonds with the purpose of having Qatar Holding receive, on November 7, 2013, the aforesaid number of ADS of Santander Brasil, all of which will be held for investment purposes;

(iii)            Up to November 7, 2013 and except for the ADS, Qatar Holding does not hold directly or indirectly any other shares, warrants (bonus de subscrição), subscription rights or options in connection with the share capital of Santander Brasil;

(iv)            Up to November 7, 2013, Qatar Holding does not hold directly or indirectly any convertible bonds (or convertible debentures) issued by Santander Brasil; and

(v)            Qatar Holding has not directly or indirectly executed (and has no knowledge of) any contract or agreement regulating the exercise of voting rights or the purchase and sale of interest in the share capital of Santander Brasil.

Santander Brasil clarifies that the exercise of the right to exchange the Exchangeable Bonds by QHL does not imply in an increase in the Company’s free float, pursuant to the Notice to the Market of January 9, 2012.

São Paulo, November 11, 2013.

Banco Santander (Brasil) S.A.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 12, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer